UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58330/August 8, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13086

In the Matter of	:
	: ORDER MAKING FINDINGS
WARPRADIO.COM, INC.,	: AND REVOKING REGISTRATIONS
WELLNESSAMERICA ONLINE, INC.,	: BY DEFAULT AS TO
(n/k/a GENERAL VENTURES, INC.),	: WELLNESSAMERICA ONLINE, INC.,
WIRELESS FRONTIER INTERNET, INC.,	: WIRELESS FRONTIER INTERNET, INC.
and WORLD ASSOCIATES, INC.	:
	:

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 2, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) provided evidence that the Commission, in a manner compliant with Rule 141 of the Commission's Rules of Practice, delivered or attempted to deliver the OIP to all Respondents by July 10, 2008.

      Under the terms of the OIP, Respondents were required to file Answers within ten days after service of the OIP. See 17 C.F.R. § 201.220(b); OIP at 3. World Associates, Inc., filed an Answer on July 17, 2008. The Commission issued an order settling the proceeding against WarpRadio.com, Inc. See WarpRadio.com, Inc., Exchange Act Release No. 58222 (July 25, 2008).

      During the time permitted, neither WellnessAmerica Online, Inc. (n/k/a General Ventures, Inc.) (Wellness), nor Wireless Frontier Internet, Inc. (Wireless), filed an Answer or otherwise defended the proceeding. Thus, both of these Respondents are in default. See 17 C.F.R. §§ 201.155(a), .220(f). On July 25, 2008, the Division filed a Motion for Default (Motion) against Wellness and Wireless. Accordingly, pursuant to Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true as to these Respondents.

      Wellness (CIK No. 1113657) is a Nevada corporation located in Fresno, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Wellness is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $1,823 for the prior nine months. As of June 26, 2008, the company's common stock (symbol GVSI) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Wireless (CIK No. 38981) is a void Delaware corporation located in Fort Stockton, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Wireless is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2004, which reported a net loss of $3.5 million for the prior nine months. As of June 26, 2008, the company's common stock (symbol WFRI) was quoted on the Pink Sheets, had ten market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Both Wellness and Wireless are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through failure to maintain a valid address on file with the Commission as required, did not receive such letters.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, both Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. In relief, the Division's Motion requests that the registrations of Wellness's and Wireless's securities registered pursuant to Section 12 of the Exchange Act be revoked.

Considering the delinquencies noted above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Wellness and Wireless.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of WellnessAmerica Online, Inc., and Wireless Frontier Internet, Inc., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge